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SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67289

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NorthPoint Trading Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4555 Mansell Road Suite 140
(No. and Street)

Alpharetta GA 30022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Trish Woodham 678-405-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gifford, Hillegass & Ingwersen, LLP
(Name – *if individual, state last, first, middle name*)

1200 Ashwood Parkway #300 Atlanta GA 30338
(Address) (City) (State) (Zip Code)

PROCESSED

MAR 2 4 2008

E THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas M Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NorthPoint Trading Partners LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OnPoint Capital, Douglas Nelson IRA, Stacey Nelson IRA, Nicholas DeJarnette IRA, Shannon DeJarnette IRA

[signature]
Signature

CFO
Title

[signature]
Notary Public

Notary Public, Cherokee County, Georgia
My Commission Expires June 21, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHPOINT TRADING PARTNERS, LLC

FINANCIAL STATEMENTS

December 31, 2007

with
Independent Auditors' Report

Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

NORTHPOINT TRADING PARTNERS, LLC

TABLE OF CONTENTS

December 31, 2007

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members
NorthPoint Trading Partners, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of NorthPoint Trading Partners, LLC as of December 31, 2007, and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthPoint Trading Partners, LLC as of December 31, 2007, and results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 27, 2008
Atlanta, Georgia

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

NORTHPOINT TRADING PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$	164,657
Deposits with clearing organization		118,608
Prepaid expenses		5,460
Due from broker		297,014
Property and equipment, net		13,289
Other assets		3,402
TOTAL ASSETS	$	602,430

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	145,152
Commitments (Notes, D and F)		
Members' Equity		457,278
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	602,430

See accompanying notes.

NORTHPOINT TRADING PARTNERS, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

Revenues	
Commissions	$ 2,715,726
Interest income	492,144
Other income	35,213
	3,243,083
Expenses	
Employee compensation and benefits	844,079
Professional and management fees	996,374
Clearing charges	756,493
Regulatory fees	14,248
Occupancy	40,977
Selling expenses	113,042
Other expenses	236,563
	3,001,776
NET INCOME	$ 241,307

See accompanying notes.

NORTHPOINT TRADING PARTNERS, LLC

STATEMENT OF MEMBERS' EQUITY

For the Year Ended December 31, 2007

Balance at December 31, 2006	$	353,888
Capital distributions		(250,000)
Capital contributions		100,000
Stock options issued (Note F)		12,083
Net income for the year		241,307
Balance at December 31, 2007	$	457,278

See accompanying notes.

NORTHPOINT TRADING PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Increase (Decrease) in Cash:	
Cash Flows from Operating Activities	
Net income	$ 241,307
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	502
Stock option expense	12,083
Decrease (increase) in assets:	
Deposits with clearing organization	227,753
Due from broker	(297,014)
Prepaid expenses	(3,783)
Other assets	129
Increase in liabilities:	
Accounts payable and accrued expenses	116,888
NET CASH PROVIDED BY OPERATING ACTIVITIES	297,865
Cash Flows from Investing Activities	
Property and equipment purchases	(13,791)
NET CASH USED FOR INVESTING ACTIVITIES	(13,791)
Cash Flows from Financing Activities	
Capital contributions	100,000
Capital distributions	(250,000)
NET CASH USED FOR FINANCING ACTIVITIES	(150,000)
INCREASE IN CASH	134,074
Cash at Beginning of Year	30,583
Cash at End of Year	$ 164,657

See accompanying notes.

NORTHPOINT TRADING PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Northpoint Trading Partners, LLC (the "Company") was organized in Georgia effective January 1, 2006. The Company began operations in July 2006. The Company is a registered broker-dealer under the Securities Exchange Act of 1934.

Revenue Recognition: Commissions and related clearing charges are recorded on a trade-date basis as securities transactions occur.

Soft Dollar Agreements: The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934, as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by agreement. Revenue and related costs associated with soft dollar arrangements are included in commissions and clearing charges, respectively, on the statement of operations.

Deposits with Clearing Organization: The Company uses Goldman Sachs Execution and Clearing, LP as a clearing organization for all trading activities. Deposits with clearing organization represents cash and money market funds on deposit at the end of the year.

Income Taxes: Members are required to report their share of the Company's income or loss in their individual income tax returns. Therefore, no provision has been made for federal or state income taxes.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Stock-Based Compensation: In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123R eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using a fair-value-based method.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Unit Options awarded under the Company's Unit Option Plan will be accounted for in accordance with SFAS No. 123R and the Company will amortize stock-based compensation on a straight-line basis over the requisite service (vesting) period.

Cash and Cash Equivalents: For the purpose of reporting cash flows, the Company considers all demand notes and short-term investments with maturities of three months or less to be cash equivalents. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of deposits with Goldman Execution and Clearing LP, the clearing broker. Goldman Sachs Trust is not insured by the FDIC or any other bank regulator.

Property and Equipment: Property and equipment consists of computer equipment that is stated at cost and is depreciated using accelerated methods over their estimated useful lives of three years. The Company capitalizes all expenditures for property and equipment in excess of $1,000.

NOTE B—EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing retirement plan for the benefit of substantially all employees as further described in the plan document. Participants may contribute a percentage of their compensation to the plan. The Company did not make a profit sharing contribution during 2007.

NOTE C—RELATED PARTY TRANSACTIONS

The Company clears investment transactions for a fund owned by its majority member. During 2007 related commission income of approximately $4,000 was recognized.

NOTE D—COMMITMENTS

The Company entered operating leases for office space and equipment. Total future minimum lease payments are as follows:

Year ending December 31,	Office	Equipment
2008	$ 21,873	$ 1,106
2009	20,600	1,106
2010	-	1,106
2011	-	1,106
2012	-	276

Total rent expense included several month to month leases and amounted to $40,977 for 2007.

NOTE E—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $100,000 or $6^2/_3$% of "aggregate indebtedness," as those terms are defined in the Rule.

NOTE F—UNIT OPTIONS

Unit Option Plan: The Board of Directors of the Company authorized the Northpoint Trading Partners, LLC 2006 Unit Option Plan during 2006. The exercise price of each unit option is equal to the market price of the Company's units on the date of grant. Unit options granted to employees expire after a period of 10 years from grant date or 15 days from the date of the employee's termination. All unit options vest at the end of five years of continuous service. As of December 31, 2007, 1,500,000 units have been authorized for issuance in total.

The Company utilized the Black-Scholes valuation model for estimating the fair value of the unit options granted with the following weighted average assumptions.

Risk-free interest rate	3.61%
Expected life in years	5.5
Expected volatility	43.86%
Expected dividend yield	8%

NOTE F—UNIT OPTIONS—Continued

There is no active external or internal market for the Company's units. Thus, it was not possible to estimate the expected volatility of the Company's unit price in estimating the fair value of options granted during 2006 and 2007. Accordingly, as a substitute for volatility, the company used the historical volatility of the Dow Jones – Financial Services Titans 30 index, representing the primary industry in which the Company operates.

The dividend yield of 8% is based on the fact that the Company has paid cash dividends historically and has no reason to believe that they would not continue to pay dividends at approximately the same rate over the estimated life of the unit options. The risk-free interest rate is derived from the U.S. Federal Reserve rate in effect at the time of grant. The expected life calculation is based on the shortcut method as allowed under SFAS 123R as there is not enough historical information regarding the Company's employees exercise patterns.

Based on the Company's historical experience of options that cancel before becoming fully vested, the Company has assumed an annualized forfeiture rate of 0% for all employee options. Under the true-up provision of SFAS 123R, the Company will record a recovery of prior expense if the actual forfeiture rate is higher than estimated.

Using the Black-Scholes-Merton option pricing model, management has determined that the options granted have a weighted average fair value of $0.10 per share in 2007. Total compensation cost was $55,000. Compensation cost will be recognized over the service period that began at the date of grant. For the year ended December 31, 2007 the Company recognized $12,083 as compensation expense.

At December 31, 2007, unrecognized compensation cost related to nonvested awards totaled $42,917. Of this amount, $11,000 will be recognized in each of the years 2008, 2009 and 2010, $8,000 in 2011, and $1,917 in 2012. The weighted average period over which this remaining compensation cost will be recognized is 2.51 years. At December 31, 2007 650,000 shares remained available for future grant under the Plan.

NOTE F—UNIT OPTIONS—Continued

The stock option activity for 2007 is summarized below:

	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2006	-	$ -
Granted	1,250,000	.28
Exercised	-	-
Forfeited or expired	(400,000)	.25
Balance at December 31, 2007	850,000	$ .28

As of December 31, 2007

Exercise Price Per share	Number Outstanding	Weighted average contractual life remaining (years)	Number Exercisable	Weighted average exercise price of exercisable options
$0.25	750,000	8.67	-	$0.25
$0.50	100,000	9.95	-	$0.50
	850,000		-	

SUPPLEMENTAL INFORMATION

NORTHPOINT TRADING PARTNERS, LLC
Schedule I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2007

Computation of Net Capital		
Total members' equity	$	457,278
Deduct nonallowable assets		
Prepaid expenses		(5,460)
Property and equipment		(13,289)
Other non-allowable assets		(3,402)
Net capital before haircuts		435,127
Deduct haircuts		
Haircut on securities		(44,906)
Undue concentration		(14,153)
Net Capital	$	376,068
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	$	145,152
Total aggregate indebtedness	$	145,152
Computation of Minimum Net Capital Requirement		
Net capital	$	376,068
Minimum net capital to be maintained (greater of $100,000 or 6 $^{2}/_{3}$% of total aggregate indebtedness of $145,152)		100,000
Excess net capital	$	276,068

There is no significant difference between net capital as computed by the Company on its FOCUS report for the quarter ended December 31, 2007 and the audited financial statements at December 31, 2007.

NORTHPOINT TRADING PARTNERS, LLC
Schedule II
OTHER INFORMATION

December 31, 2007

The following statements and computations are not applicable at December 31, 2007, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and options accounts.

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Members
NorthPoint Trading Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of NorthPoint Trading Partners, LLC (the "Company") for the year ended December 31, 2007, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

■
1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

GH&I

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A **control deficiency** exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A **material weakness** is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 27, 2008
Atlanta, Georgia

END